News for Immediate Release

Electrovaya Receives Purchase Orders of US$10.6 million

Toronto, Ontario - April 7, 2022 - Electrovaya Inc. ("Electrovaya" or the "Company") (TSX: EFL; OTCQB: EFLVF) a lithium-ion battery manufacturer with differentiated intellectual property that allows heightened safety and improved longevity, today announced that the Company recently received further purchase orders valued at about US$10.6 million. The Company received a blanket purchase order from its OEM sales partner valued at more than US$9.4 million, and other purchase orders worth approximately US$1.2 million.

The blanket purchase order will be replaced by detailed purchase orders specifying the battery models and delivery sites. It represents a firm commitment for deliveries by the end of September 2022. It is anticipated that a major portion of the blanket purchase orders will be for a leading Fortune 100 company to power Materials Handling Electric Vehicles in distribution centers in the US.

Investor and Media Contact:

Jason Roy

Director, Investor Relations & Communication

Electrovaya Inc. / 905-855-4618 / jroy@electrovaya.com / www.electrovaya.com

About Electrovaya Inc.

Electrovaya Inc. (TSX:EFL) (OTCQB:EFLVF) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change and decarbonization by supplying the safest and longest-lasting lithium-ion batteries. Electrovaya, a technology-focused company with extensive IP, designs, develops, and manufactures proprietary lithium-ion batteries, battery systems, and battery-related products for energy storage, clean electric transportation, and other specialized applications. To learn more about how Electrovaya is powering mobility and energy storage, please explore www.electrovaya.com.

Forward-Looking Statements

This press release contains forward-looking statements relating to the deployment of the Company's products by the Company's customers, receipt of purchase orders, blanket purchase orders, and detailed purchase orders, and the timing for delivery thereof, and can generally be identified by the use of words such as "may", "will", "could", "should", "would", "likely", "possible", "expect", "intend", "estimate", "anticipate", "believe", "plan", "objective" and "continue" (or the negative thereof) and words and expressions of similar import. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors and assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Statements with respect to the purchase and deployment of the Company's products by the Company's customers and users, and the timing for delivery thereof, and levels of expected sales and expected further purchases and demand growth are based on an assumption that the Company's customers and users will deploy its products in accordance with communicated intentions, that the Company will be able to deliver the ordered products on a basis consistent with past deliveries, and that the company's anticipation of specific purchase orders from the user in calendar 2022 to power Materials Handling Electric Vehicles at other sites and delivered during 2022 fiscal year are forward-looking statements and are based on assumptions by the company and its users. Important factors that could cause actual results to differ materially from expectations include but are not limited to macroeconomic effects on the Company and its business and on the Company's customers, economic conditions generally and their effect on consumer demand, labour shortages, supply chain constraints, the potential effect of COVID restrictions in Canada and internationally on the Company's ability to produce and deliver products, and on its customers' and end users' demand for and use of products, which effects are not predictable and may be affected by additional regional outbreaks and variants, and other factors which may cause disruptions in the Company's supply chain and Company's capability to deliver the products. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the Company's Annual Information Form for the year ended September 30, 2021 under "Risk Factors", and in the Company's most recent annual Management's Discussion and Analysis under "Qualitative And Quantitative Disclosures about Risk and Uncertainties" as well as in other public disclosure documents filed with Canadian securities regulatory authorities. The Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law.